Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(In thousands, except ratios)

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Pre-tax income (loss)	$277,191	$(1,647,096)	$(1,780,419)	$(533,005)	$86,035	$189,098	$(25,697)
Adjustments:
Equity investment income	(2,047)	—	—	—	—	—	—
Distributions from equity affiliate	4,236	—	—	—	—	—	—

Pre-tax income (loss), as adjusted	$279,380	$(1,647,096)	$(1,780,419)	$(533,005)	$86,035	$189,098	$(25,697)
Fixed charges	127,953	115,615	237,812	156,713	133,474	89,086	25,795

Total earnings	$407,333	$(1,531,481)	$(1,542,607)	$(376,292)	$219,509	$278,184	$98

Fixed charges:
Interest expense and amortization of finance costs	$126,986	$114,814	$236,119	$155,361	$132,264	$88,414	$25,551
Rental expense representative of interest factor	967	801	1,693	1,352	1,210	672	244

Total fixed charges	$127,953	$115,615	$237,812	$156,713	$133,474	$89,086	$25,795

Ratio of earnings to fixed charges	3.2	— (1)	— (2)	— (3)	1.6	3.1	—	(4)

Total fixed charges	$127,953	$115,615	$237,812	$156,713	$133,474	$89,086	$25,795

Pre-tax preferred dividend requirements	—	—	—	—	—	352	680

Total fixed charges plus preference dividends	$127,953	$115,615	$237,812	$156,713	$133,474	$89,438	$26,475

Ratio of earnings to combined fixed charges and preference dividends	3.2	— (1)	— (2)	— (3)	1.6	3.1	—	(5)

(1)	Due to the Company’s loss for the six months ended June 30, 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.6 billion to achieve a coverage ratio of 1:1.
(2)	Due to the Company’s loss in 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.8 billion to achieve a coverage ratio of 1:1.
(3)	Due to the Company’s loss in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $533.0 million to achieve a coverage ratio of 1:1.
(4)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $25.7 million to achieve a coverage ratio of 1:1.
(5)	Due to the Company’s loss in 2005, the ratio coverage was less than 1:1. The Company must generate additional earnings of $26.4 million to achieve a coverage ratio of 1:1.